SEC  IISSION

10033220

AI... REPORT

SEC Mail Processing Section

DEC 27 2011

Washington, DC 125

FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8- 29761

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/10 (MM/DD/YY) AND ENDING 10/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Network Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10104 West Coggins Drive
(No. and Street)

Sun City	AZ	85351-3405
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward Registrato (623) 974-1188
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S Quebec Street	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edward Registrato, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Network Securities Corp, as of October 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Edward Registrato
Signature

President
Title

Lois H. Lillagore
Notary Public


OFFICIAL SEAL
LOIS H. LILLAGORE
NOTARY PUBLIC - State of Arizona
MARICOPA COUNTY
My Comm. Expires Oct. 14, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN NETWORK SECURITIES CORPORATION

CONTENTS



SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
American Network Securities Corporation

We have audited the accompanying statement of financial condition of American Network Securities Corporation as of October 31, 2011, and the related statements of operations, changes in shareholders' equity and cash flows for the year then ended pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Network Securities Corporation as of October 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
December 19, 2011


Member of
msi
Global Alliance
Independent Legal & Accounting Firms

AMERICAN NETWORK SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION
OCTOBER 31, 2011

ASSETS

Cash and cash equivalents	$	420,491
Commissions receivable		40,962
Clearing deposit		25,000
Other assets		5,332
Total assets	**$**	**491,785**

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:		
Accounts payable	$	7,241
Accrued expenses		9,466
Total liabilities		16,707
COMMITMENTS AND CONTINGENCIES (Notes 3 and 5)		
SHAREHOLDERS' EQUITY (Note 2):		
Common stock, $1.00 par value; 1,000,000 shares authorized, 11,000 shares issued and outstanding		11,000
Additional paid-in capital		6,200
Retained earnings		457,878
Total shareholders' equity		475,078
Total liabilities and shareholders' equity	**$**	**491,785**

The accompanying notes are an integral part of this statement.

AMERICAN NETWORK SECURITIES CORPORATION

STATEMENT OF OPERATIONS
YEAR ENDED OCTOBER 31, 2011

REVENUE:		
Commissions and fees	$	851,601
Other income		2,196
Total revenue		853,797
EXPENSES:		
Commissions, salaries and benefits		612,137
General and administrative		59,946
Clearing fees		102,433
Occupancy		43,947
Professional fees		25,875
Advertising and promotion		12,872
Regulatory fees		9,606
Total expenses		866,816
LOSS BEFORE INCOME TAX EXPENSE		(13,019)
INCOME TAX EXPENSE		(50)
NET LOSS	**$**	**(13,069)**

The accompanying notes are an integral part of this statement.

AMERICAN NETWORK SECURITIES CORPORATION

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
YEAR ENDED OCTOBER 31, 2011

	Common Stock	Additional Paid-In Capital	Retained Earnings
BALANCES, October 31, 2010	$ 11,000	$ 6,200	$ 473,947
Dividends	-	-	(3,000)
Net loss	-	-	(13,069)
BALANCES, October 31, 2011	**$ 11,000**	**$ 6,200**	**$ 457,878**

The accompanying notes are an integral part of this statement.

AMERICAN NETWORK SECURITIES CORPORATION

STATEMENT OF CASH FLOWS
YEAR ENDED OCTOBER 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(13,069)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Decrease in commissions receivable		31,199
Decrease in other assets		673
Decrease in accounts payable		(1,009)
Decrease in accrued expenses		(7,826)
Net cash provided by operating activities		9,968
CASH FLOWS USED IN FINANCING ACTIVITIES:		
Dividends paid to shareholders		(3,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS		6,968
CASH AND CASH EQUIVALENTS, at beginning of year		413,523
CASH AND CASH EQUIVALENTS, at end of year	**$**	**420,491**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid for income taxes	**$**	**50**

The accompanying notes are an integral part of this statement.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization and business

American Network Securities Corporation (the "Company") is an Arizona corporation incorporated on January 24, 1983. The Company purchases and sells securities on behalf of its clients which are located mainly in Arizona. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA").

Revenue recognition

The Company records securities transactions on a settlement date basis (substantially common stocks). Commission income and related expenses are recorded on a settlement date basis which is not materially different than trade date. Accounts receivable are carried at their estimated collectible amounts, and losses are determined on the basis of experience with the customer and current economic conditions. At October 31, 2011, management believes all receivables to be fully collectible.

Agreement with clearing broker

The Company under Rule 15c3-3(k)(2)(ii) is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers money market funds with maturities of three months or less to be cash equivalents.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Income taxes

The Company accounts for income taxes in accordance with Accounting Standards Codification ("ASC") 740, "Accounting for Income Taxes." Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences or benefits attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2008. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended October 31, 2011.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At October 31, 2011, the Company had net capital and net capital requirements of $469,646 and $50,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.04 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company leases office space from an unrelated entity under a noncancelable operating lease expiring in 2011. The Company amended the operating lease in February 2011 that extends the lease through January 31, 2017. The Company will have the right and option to extend the lease for an additional five years subject to the terms of the amendment. In addition, the Company subleases a portion of the space to another unrelated entity on a month to month basis. The Company received approximately $8,000 in sublease rentals for the year ended October 31, 2011. Rent expense for the year ending October 31, 2011 was approximately $27,000, net of sublease rentals and reimbursement from a related entity.

NOTE 3 - COMMITMENTS AND RELATED PARTY TRANSACTIONS (Continued)

The Company and a related entity via common ownership by the shareholders utilize common office space, equipment and personnel. The Company receives reimbursement from this related entity for expenses incurred. For the year ended October 31, 2011 the Company received a total of approximately $25,000 from this related entity.

Future minimum lease payments are as follows:

2012	$	45,096
2013		45,801
2014		46,036
2015		46,740
2016		46,975
Thereafter		11,744
Total	**$**	**242,392**

NOTE 4- INCOME TAXES

The Company has a net operating loss carry forward of approximately $91,000 and $172,000 for federal and state purposes, respectively, to offset future taxable income. The net operating loss carry forward expires beginning in 2012 for state and 2027 for federal. Deferred income taxes reflect the net tax effects of the temporary difference of carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes. Due to historical losses, the Company has recorded a valuation allowance to fully reserve its net deferred tax asset.

NOTE 5 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES

In the normal course of business, the Company's client activities ("clients") through its clearing broker involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

The Company has receivables from and deposits with its clearing broker as shown on the accompanying statement of financial condition. These amounts are not covered by SIPC and are subject to loss should the clearing broker cease business.

The Company's financial instruments, including cash, deposits, receivables, other asset and payables, are carried at amounts that approximate fair value due to the short-term nature of those instruments.

NOTE 6 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financia statements were issued. No events or transactions occurred requiring recognition or disclosure in the footnotes to the financial statements.

SUPPLEMENTARY INFORMATION

AMERICAN NETWORK SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
OCTOBER 31, 2011

CREDIT:		
Shareholders' equity	$	475,078
DEBITS:		
Non-allowable assets:		
Petty cash		100
Other assets		5,332
Total debits		5,432
NET CAPITAL		469,646
Minimum requirements of 6 2/3 % of of aggregate indebtedness of $16,707 or $50,000, whichever is greater		50,000
Excess net capital	**$**	**419,646**
AGGREGATE INDEBTEDNESS:		
Accounts payable	$	7,241
Accrued expenses		9,466
Total aggregate indebtedness	**$**	**16,707**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**0.04 to 1**

Note: There are no material differences between the above computation of net capital with that included in the Company's corresponding unaudited Form X-17A-5 Part II filing.



SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors of
American Network Securities Corporation

In planning and performing our audit of the American Network Securities Corporation (the "Company"), as of and for the year ended October 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, although the Company generates financial statements on a timely basis in accordance with generally accepted accounting principles, it does not include footnotes to these statements. Accordingly, this is considered a control deficiency.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at October 31, 2011, to meet the SEC's objectives.

In addition, our review indicated that the Company was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(ii) as of October 31, 2011, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Greenwood Village, Colorado
December 19, 2011


AMERICAN
NETWORK
SECURITIES CORP.

AMERICAN NETWORK
AMERICAN NETWORK PLAZA
10104 W. COGGINS DRIVE
SUN CITY, AZ 85351
(623) 974-2449
(800) 224-3338
FAX (623) 974-4168


SIPC

December 23, 2011

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: AMERICAN NETWORK SECURITIES CORPORATION

Ladies and Gentleman:

Please find enclosed two original copies of our annual audit and SIPC-7 report for your records.

If you should have any questions, please do not hesitate to contact me.

Sincerely,



EDWARD S. REGISTRATO
President
Legal & Compliance Officer

Enclosure


SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of
American Network Securities Corporation
10104 West Coggins Drive
Sun City, AZ 85351

Ladies and Gentlemen,

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended October 31, 2011, which were agreed to by American Network Securities Corporation, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating American Network Securities Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). American Network Securities Corporation's management is responsible for American Network Securities Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended October 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended October 31, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Greenwood Village, Colorado
December 19, 2011

AMERICAN NETWORK SECURITIES CORPORATION

ASSESSMENT RECONCILIATION
PURSUANT TO SIPC-7
OCTOBER 31, 2011

General Assessment per Form SIPC-7	$	1,787
Less prior overpayments applied		-
Less payments made with SIPC-6		(966)
Amount paid with Form SIPC-7	$	821



SPICER JEFFRIES LLP

CERTIFIED PUBLIC ACCOUNTANTS